Managed Portfolio Series
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

August 25, 2022

VIA EDGAR TRANSMISSION

Ms. Rebecca Marquigny
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Managed Portfolio Series (the “Trust”)
File Nos.: 333-172080 and 811-22525
    CornerCap Small-Cap Value Fund (S000077752)
Dear Ms. Marquigny:

The purpose of this letter is to respond to the comments you provided to John Hadermayer on August 24, 2022, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 546 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of adding a new series, the CornerCap Small-Cap Value Fund (the “Fund”) to the Trust. PEA No. 546 was filed with the U.S. Securities and Exchange Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on July 22, 2022.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

The Trust’s responses to your comments are as follows:

1.Staff Comment: The Staff requests that you confirm supplementally that the Fund’s Registration Statement will not become effective until the closing date of the proposed reorganization in which the Fund’s Institutional Class will acquire all of the assets and liabilities of the CornerCap Small-Cap Value Fund, a series of CornerCap Group of Funds.

Response: The Trust responds by confirming that it will ensure that the Fund’s Registration
Statement does not become effective until the closing date of the proposed reorganization as noted in the Staff’s comment.

* * * * * *

We trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact me at (414) 721-8328.

Sincerely,

/s/ John Hadermayer
John Hadermayer
Vice President
U.S. Bank Global Fund Services,
as Administrator for the Fund

cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.